SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1233	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

March 25, 2010

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Seadrill Limited – Form 20-F/R
Filed March 18, 2010 – File No. 001-34667

Dear Mr. Schwall:

Reference is made to the confidential draft registration statement on Form 20-F (the "Original Draft Registration Statement") of Seadrill Limited (the "Company"), that was submitted to the U.S. Securities and Exchange Commission (the "Commission") for review on November 20, 2009, in connection with the registration of the Company's common stock, par value $2.00 per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended, and listing on the New York Stock Exchange.  By letter dated December 17, 2009, the staff of the Commission (the "Staff") provided its comments to the Original Draft Registration Statement.  The Original Draft Registration Statement was amended by the revised draft registration statement (the "First Amended Draft Registration Statement"), which was submitted on a confidential basis to the Staff on January 22, 2010.  By letter dated February 12, 2010, the Staff provided comments to the First Amended Draft Registration Statement.  The First Amended Draft Registration Statement was amended by the second amended draft registration statement (the "Second Amended Draft Registration Statement"), which was submitted on a confidential basis to the Staff on February 19, 2010.  The Second Amended Draft Registration Statement was amended by the third amended draft registration statement (the "Third Amended Draft Registration Statement"), which was filed via EDGAR on March 18, 2010 (File No. 001-34667).  By letter dated March 24, 2010 (the "Comment Letter"), the Staff provided the Company with its comments regarding the Third Amended Draft Registration Statement.  On behalf of the Company, we have filed via EDGAR the fourth amended draft registration statement.

We respond to your numbered comments in the Comment Letter as follows:

1.
We note a May 2006 news article stating that one of your rigs, Ekha, had completed a contract in Iran in 2005; an October 2009 news article posted on your website regarding being awarded a contract by Red Sea Petroleum Operating Company for a rig to be operated "offshore Sudan;" various 2009 and 2010 news articles discussing that a joint venture/consortium led by Red Sea Petroleum Operating Company, which includes Sudan's state oil firm Sudapet, had contracted you to carry out exploration chilling off the coast of Sudan; and various 2005 and 2006 articles stating that SapuraCrest Petroleum, in which you own a 23.6% equity interest, has oil projects in Iran. Iran and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-FR does not include disclosure regarding contacts with Iran or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments, including Sudapet.

On June 30, 2005, the Company purchased the drilling rig Ekha from Greenwich Holdings Limited, a company affiliated with Mr. John Fredriksen, the Company's President and Chairman of the Board. At the time of this acquisition, the Ekha was already subject to a contract with Oriental Oil Kish, which is an Iranian company.  The Company earned a total of $6.4 million under this contract from the period July 1, 2005 through November 18, 2005.  The contract terminated in November 2005.  In addition, management of SapuraCrest Petroleum has advised the Company that SapuraCrest Petroleum has never had any oil projects in Iran or with entities controlled by the government of Iran.  The Company is not in a position to speculate as to the basis for the articles referenced by the Commission.

During the year ended December 31, 2006, the Company had no contracts with Iran or entities controlled by the government of Iran.  During the year ended December 31, 2007, the Company entered into a contract with an Iranian entity; however, this contract never became effective and no revenue was earned from that contract.  As a result, during the year ended December 31, 2007, the Company earned no revenues from contracts with Iran or entities controlled by the government of Iran.  During the year ended December 31, 2008, the Company had no contracts with Iran or entities controlled by the government of Iran.  During the year ended December 31, 2009, the Company had minimal contact with Iran or entities controlled by the government of Iran, earning approximately $150,000, or less than 0.01% of total Company revenues for that year, through contracts entered into by the Company's subsidiary, Seawell Limited, which is a Bermuda company.  Other than as discussed above, neither the Company nor its subsidiaries have had any contracts with Iran or entities controlled by the government of Iran.  The Company has no current plans to contract with Iran or entities controlled by the government of Iran.

During the years ended December 31, 2006, 2007 and 2008, the Company had no contracts with Sudan or entities controlled by the government of Sudan.  During the year ended December 31, 2009, the Company was awarded a contract by Red Sea Petroleum Operating Company Limited, which is a Sudanese company, for its rig West Prospero.  The drilling assignment is expected to take six months and the estimated contract value is approximately $49.9 million, inclusive of mobilization and demobilization.  Revenues earned from this contract represented only 0.029% of the Company's total revenues for the year ended December 31, 2009, and are expected to represent 1.3% of total forecasted revenue for the year ended December 31, 2010.  Other than as discussed above, neither the Company nor its subsidiaries have had any contracts with Sudan or entities controlled by the government of Sudan.  The Company has no current plans to contract with Sudan or entities controlled by the government of Sudan, other than the single existing contract.

2.
Please discuss the materiality of any contacts with Iran or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Sudan.

The Company did not earn any revenues from contracts with Iran or Sudan or entities controlled by either of these countries during the years ended December 31, 2006, 2007 and 2008.  The percentage of the Company's revenues represented by contracts with Iran or Sudan during the year ended December 31, 2009, is less than 0.04% of total revenues.  Revenues earned from contracts with Iran and Sudan are expected to represent only 1.3% of the Company's total forecasted revenue for the year ending December 31, 2010.  Therefore, the Company believes its contacts with Iran and Sudan are quantitatively immaterial.

The Company notes the Staff's comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran and Sudan.

As the Company's business contacts with Iran and Sudan have been so infrequent and so minor in scope, the Company does not believe that such contacts are qualitatively material to a reasonable investor's investment decision. The Company has determined to include a related risk factor under the heading "Item 3.  Key Information – Risk Factors – Risks Relating to Our Common Shares" in its fourth amended draft registration statement in order to fully address the Staff's concerns.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned (212-574-1223) or my partner, Robert E. Lustrin (212-574-1420).

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:  Mr. Mark Wojciechowski, Staff Accountant,
       U.S. Securities and Exchange Commission

       Ms. Mary Cascio, Special Counsel,
       U.S. Securities and Exchange Commission

SK 25542 0005 1084943